April 8, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:		Russell Mancuso
Mary Beth Breslin
Kevin Vaughn

	Re:	Solta Medical, Inc.
Registration Statement on Form S-3
Filed March 22, 2010
File No. 333-165618

Ladies and Gentlemen:

Solta Medical, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 30, 2010 (the “Staff Letter”), relating to the above-referenced Form S-3 filed by the Company (the “Form S-3”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the action of the Commission or Staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or Staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Incorporation by Reference, page 32

COMMENT 1:

Please file the Part III information that you incorporate by reference into your Form 10-K for the fiscal year ended December 31, 2009 before requesting acceleration of your Form S-3. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will not request acceleration of the Form S-3 until our Proxy Statement for the 2010 Annual Meeting of Stockholders, which will include Part III information, is filed with the Commission. We expect to file our Proxy Statement with the Commission by the end of April 2010.

COMMENT 2:

We note your disclosure under Item 2.01 of the Form 8-K filed on March 1, 2010 that is incorporated by reference regarding the completion of your acquisition of Aesthera Corp. on February 26, 2010. Please provide us with your calculations of the significance of this acquisition under Rule 3-05 of Regulation S-X.

RESPONSE:

We have provided our calculation of the significance of our acquisition of Aesthera Corporation under Rule 3-05 and Rule 1-02(w) of Regulation S-X as Exhibit 1 to this response letter. All three significance tests in the analysis are below 10%. Below are items to consider when reviewing the attached significance test analysis:

•

Per Rule 3-05 of Regulation S-X, the periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) as follows: (i) if none of the conditions exceeds 20 percent, financial statements are not required. Per b(3) of Rule 3-05 of Regulation S-X the determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. Based on this and the guidance in the Commission’s Financial Reporting Manual paragraph 2025.2 Significance Implementation – Form 10K File Subsequent to Acquisition, we used the amounts from our Form 10-K for the period ended December 31, 2008 and the amounts from Aesthera’s unaudited financial statements for the period ending December 31, 2008, in this analysis. The acquisition of Aesthera Corporation closed on February 26, 2010 and we did not file our Form 10-K for the year ended December 31, 2009 with the Commission until March 22, 2010, therefore we used the amounts from our Form 10–K for the period ended December 31, 2008 for the analysis.

•

On February 26, 2010 we acquired Aesthera Corporation for $4.75 million in shares of our common stock and $501,000 in cash. In addition, the Company entered into a contingent consideration arrangement which may result in payments of up to $10.75 million in shares of our common stock if certain criteria and milestones are achieved by Aesthera. This would result in a potential purchase price of $16.0 million. We determined the amount of contingent consideration to include in the estimated purchase price based on the Commission’s Financial Reporting Manual paragraph 2015.6 Investment Test – Purchase Accounting under ASC Topic 805 (pre-codification SFAS 141R) which indicates that a registrant should include any contingent consideration that represents additional purchase price as part of the total investment in the acquiree unless the likelihood of its payment is remote. The estimated fair value of the purchase price used in the attached analysis is $6.0 million as it excludes $10 million of contingent consideration that is perceived as having a remote probability of occurring.

This $10 million contingent consideration relates to quarterly and annual stretch milestones related to revenue generated by Aesthera in which we have determined that the probability of Aesthera achieving these milestones is remote. Aesthera revenue would need to grow over 70% in the next 12 months to achieve these milestones. Third party market research data estimates market growth of Aesthera associated applications of less than 10%.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (510) 782-2286.

Sincerely,
Solta Medical, Inc.

/s/ John F. Glenn
John F. Glenn
Chief Financial Officer

cc:	Steven J. Fanning

Solta Medical, Inc.

Chris F. Fennell, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Taryn Lynch

Deloitte & Touche LLP

Exhibit 1

Solta Medical, Inc.

Reg. S-X Rule 3-05 Tests of Significance

Acquisition Date of Aesthera Corporation - February 26, 2010

Investment Test
Total Purchase Price Fair Value	$6,000,000	a
Solta’s Total Assets	$149,168,000	b

Percent	4.0%

Assets Test
Total Assets of Business Acquired	$7,185,000	c
Solta’s Total Assets	$149,168,000	b

Percent	4.8%

Income Test
Net Income (Loss) from Cont. Ops. of Business Acquired - Pre Tax	$(1,608,000)	c
Solta’s Net Loss From Continuing Operations - Pre Tax	$(16,379,000)	b

Percent	9.8%

Notes:

a - Estimated fair value of purchase consideration for Aesthera Corporation.

b - Per Solta’s Audited 12/31/08 Financial Statements included in our Form 10-K for the year ended December 31, 2008.

c - Per Aesthera Unaudited 12/31/08 Financial Statements.